SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1996

                            HOMESTAKE MINING COMPANY
                                  SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address if principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 24, 1997

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1996 and 1995 and Supplemental Schedules as of and for the year ended December 31, 1996 and Independent Auditors' Report.

                  b. Exhibit No. 23

                       Independent Accountants' Consent

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                        as of December 31, 1996 and 1995
                    and for the year ended December 31, 1996

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                                     -------







                                TABLE OF CONTENTS




                                                                                                               Page

Financial Statements:

    Report of Independent Accountants                                                                             2

    Statements of Net Assets Available for Benefits
           as of December 31, 1996 and 1995                                                                       3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1996                                                          4

    Notes to Financial Statements                                                                              5-18



Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1996                                                                      20
    Item 27d - Schedule of Reportable Transactions
           for the Year Ended December 31, 1996                                                                  21


                        REPORT OF INDEPENDENT ACCOUNTANTS





Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake Mining Company Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
----------------------------
    Coopers & Lybrand L.L.P.

San Francisco, California
June 16, 1997

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1996 and 1995
                                 (in thousands)



                                                                                               1996                      1995

      ASSETS
Cash and cash equivalents:
                                                                                             $   393                  $   607

Investments:
      Barclays Global Investors Asset Allocation Fund                                          9,805                    9,761
      Barclays Global Investors Lifepath Funds                                                 5,951                    5,046
      Neuberger & Berman Guardian Trust Fund                                                   1,671                    1,416
      Templeton Foreign Fund                                                                   1,338                      400
      Barclays Global Investors S&P 500 Stock Fund                                             7,989                    5,941
      Barclays Global Investors Money Market Fund                                              1,065                        -
      Homestake Mining Company Stock Fund                                                     10,548                   10,029
      Fixed Income Fund                                                                       17,671                   19,915
      Frozen Confederation Life
          Guaranteed Investment Contracts (See Notes 12 and 14)                                3,089                    3,091
      Participant loans receivable                                                             2,145                    2,222
                                                                                   ------------------        -----------------
                                                                                              61,272                   57,821


                                                                                   ------------------        -----------------
                   Total assets                                                               61,665                   58,428

         LIABILITIES

Amounts due to brokers for securities purchased                                                   51                      327
                                                                                   ------------------        -----------------

                  Net assets available for benefits                                        $  61,614                 $ 58,101
                                                                                   ==================        =================



The accompanying notes are an integral part of these financial statements.


                      HOMESTAKE MINING COMPANY SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1996
                                 (in thousands)



Additions to net assets attributed to:
       Interest and dividends                                                                 $  1,231
       Interest on participants' loans                                                             201
       Mutual fund income                                                                          365
       Net appreciation in the fair value of investments                                         3,203
                                                                                       ----------------
                                                                                                 5,000
                                                                                       ----------------

       Contributions:
            Company, in cash                                                                     1,413
            Participants, in cash                                                                2,327
            Transfers in from other plans                                                           73
                                                                                       ----------------
                                                                                                 3,813
                                                                                       ----------------

       Total additions                                                                           8,813
                                                                                       ----------------

Deductions from net assets attributed to:

       Net depreciation in the fair value of investment
             in Homestake Mining Company Stock Fund                                                606
       Benefits paid to participants                                                             4,550
       Transfers out to other plans                                                                144
                                                                                       ----------------
                 Total deductions                                                                5,300
                                                                                       ----------------
                         Net increase                                                            3,513

Net assets available for benefits:
       Beginning of year                                                                        58,101
                                                                                       ----------------

       End of year                                                                            $ 61,614
                                                                                       ================







The accompanying notes are an integral part of these financial statements.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan:

        The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following employees who have completed three months of service: all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) in the United States and certain other locations, all hourly employees of the Company who are not covered by collective bargaining agreements, as well as all temporary employees who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. Effective at the end of the day on December 31, 1995, Barclays Global Investors (BGI), a unit of Barclays Bank P.L.C., acquired the 401(k) MasterWorks division from the Wells Fargo Bank and became the Plan's trustee and investment advisor.

        Contributions:

        Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation. Participant contributions not exceeding 6% of wages or of salary are matched 100% by the Company.

        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan, continued:

        Participants' Accounts:

        Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of after-tax contributions.

        The Plan permits withdrawal of pre-tax contributions upon:

             (1)    Termination of employment;

             (2)    Attainment of age 59 1/2;

             (3) Death (with vested account balance paid to designated beneficiary);

             (4)    Hardship.

        The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of the participant who makes such a withdrawal to continue receiving the Company matching contribution is suspended for twelve months.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.      Description of Plan, continued:

        Payment of Benefits, continued:

        Distribution of benefits, except for certain participants that are required to receive annuities, can be in the form of single lump-sum cash payments, a portion paid in lump-sum payments and the remainder paid later, or periodic installments.

        Participant Loans Receivable:

        Participants may borrow from their vested accounts $1,000 to $50,000 limited to 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's note and vested interest in the Plan and repayments are made on at least a monthly basis through payroll deductions.

        Forfeitures:

        Forfeitures of Company contributions made on behalf of former employees, whose employment was terminated before such contributions were vested, can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions, or can be allocated to participants.

        For the 1996 Plan year, forfeitures were allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.

2.      Significant Accounting Policies:

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies, continued:

        Investment Valuation and Income Recognition:

        Shares and units in investments funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Effective January 1, 1996, the financial statements are prepared and presented in compliance with Statement of Position (SOP) 94-4, "Reporting of Investment Contracts by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." The adoption of this statement had no effect on the Plan's statements of net assets available for benefits. In accordance with this statement, the unallocated guaranteed investment contracts included in the Fixed Income Fund are stated at contract value.

        Participant loans receivable are valued at cost, which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Asset Allocation Fund, Lifepath Funds, Neuberger & Berman Guardian Trust Fund, Templeton Foreign Fund, S&P 500 Stock Fund, Money Market Fund, and Fixed Income Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Risks and Uncertainties:

         Barclays Global Investors (BGI) manages three collective trust funds (the Asset Allocation Fund, the LifePath Funds, and the Money Market
         Fund) and the S&P 500 Stock mutual fund.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


3.       Risks and Uncertainties, continued:

         BGI also manages three custom funds, the Confederation Life GIC Fund (see note 12), the Homestake Mining Stock Fund, and the Fixed Income Fund. The Fixed Income Fund is a "hybrid" fund that consists of guaranteed investment contracts and shares of the Income Accumulation Fund managed by BGI.

         Neuberger & Berman Management, Inc. and Templeton, Galbraith & Hansberger Ltd. manage the Guardian Trust Fund and Foreign Fund, respectively.

         Ultimate Plan performance is dependent upon the ability of the investment managers to manage the funds.

         A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

         The Plan's assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.      Reclassifications:

        Certain reclassifications were made to 1995 balances to conform with the 1996 presentation, with no effect on the net assets available for benefits or net change in net assets available for benefits, as previously reported.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


6.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

7.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

8.       Administrative Expenses:

         Certain costs associated with administering the Plan are paid directly by the Company.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


9.  Investments
    Investments at December 31, 1996 and 1995 are comprised of the following:

                                                                                Number              Value              Reported
                                                                                  of                Per                 Value
1996                                                                             Units              Unit            (in thousands)
----                                                                            ----------          --------        --------------
Barclays Global Investors Investment Funds, at fair value:
    Barclays Global Investors Asset Allocation Fund                                455,816          $  21.51            $    9,805
    Barclays Global Investors Lifepath Funds                                       446,861             13.32                 5,951
    Barclays Global Investors Income Accumulation Fund                             896,892             13.14                11,785
    Barclays Global Investors Money Market Fund                                  1,064,698              1.00                 1,065
                                                                                                                    ---------------
                                                                                                                            28,606

Mutual Funds, at fair value:
    Neuberger & Berman Guardian Trust Fund                                         105,276             15.87                 1,671
    Templeton Foreign Fund                                                         129,175             10.36                 1,338
    Barclays Global Investors S&P 500 Stock Fund                                   502,128             15.91                 7,989
                                                                                                                    ---------------
                                                                                                                            10,998

Fixed Income Fund, Guaranteed Investment Contracts,
            at contract value:
    Allstate Life Insurance Company                                              2,014,618              1.00                 2,015
    Crown Life Insurance Company                                                   702,059              1.00                   702
    John Hancock Mutual Life Insurance Company                                   3,168,621              1.00                 3,169
                                                                                                                    ---------------
                                                                                                                             5,886


Confederation Life Guaranteed Investment Contracts,
           at contract value (see Notes 12 and 14)                               3,089,453              1.00                 3,089
                                                                                                                    ---------------

Homestake Mining Company Stock Fund, at fair value                               1,651,940              6.39                10,548
                                                                                                                    ---------------

Participant loans receivable, at book value, which
           approximates fair value                                                       -                 -                 2,145
                                                                                                                    ---------------
                                             Total investments                                                           $  61,272
                                                                                                                    ===============



                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

9.     Investments, continued:

                                                                  Number                  Value                   Reported
                                                                    of                     Per                     Value
1995                                                              Units                   Unit                 (in thousands)
----                                                            -------                ---------              --------------

Wells Fargo Bank Investment Funds, at fair value:
       Wells Fargo Asset Allocation Fund                        507,334               $  19.24                  $  9,761
       Wells Fargo Lifepath Funds                               421,389            11.39-12.93                     5,046
       Wells Fargo Income Accumulation Fund                     839,520                  12.42                    10,429
                                                                                                              --------------
                                                                                                                  25,236
Mutual Funds, at fair value:
       Neuberger & Berman Guardian Trust Fund                   102,558                  13.81                     1,416
       Templeton Foreign Fund                                    43,529                   9.19                       400
       Wells Fargo Stagecoach S&P 500 Stock Fund                442,004                  13.44                     5,941
                                                                                                              ---------------
                                                                                                                   7,757
Fixed Income Fund, Guaranteed Investment Contracts,
            at contract value:
       Allstate Life Insurance Company                        2,014,325                   1.00                     2,014
       Bankers Trust Company                                  3,416,528                   1.00                     3,417
       Crown Life Insurance Company                           1,041,937                   1.00                     1,042
       John Hancock Mutual Life Insurance Company             3,013,143                   1.00                     3,013
                                                                                                               --------------
                                                                                                                   9,486
Confederation Life Guaranteed Investment Contracts,
           at contract value (see Note 12)                    3,090,586                   1.00                     3,091
                                                                                                              ---------------
Homestake Mining Company Stock Fund, at fair value            1,437,671                   6.98                    10,029
                                                                                                              ---------------

Participant loans receivable, at book value, which                    -                      -                     2,222
                                                                                                              ---------------
                                                 Total investments                                             $  57,821
                                                                                                              ===============

                      HOMESTAKE MINING COMPANY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                     -------


9.      Investments, continued:

        All  earnings on the  investment  funds are credited to each fund daily.
        These   earnings   include   interest,   dividends,   and   appreciation
        (depreciation) in fair value.

        The Asset Allocation Fund invests in a changing mix of stocks, bonds, and money market securities and aims for a high level of total return over the long term, consistent with reasonable risk.

        The Lifepath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities and aim for greater growth potential in early years and then gradually reduce risk to exposure over time.

        The Neuberger & Berman Guardian Trust Fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be under valued in comparison to stocks of similar companies.

        The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

        The S&P 500 Stock Fund is a mutual fund that invests in substantially the same stocks in substantially the same percentages as the Standard & Poor's 500 Composite Stock Price Index and seeks to approximate as closely as practicable the rate of return of that index.

        The Money Market Fund invests in high-quality securities maturing in 13 months or less.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Fixed Income Fund consists of guaranteed investment contracts previously purchased by the Plan from bank and insurance companies and shares in the BGI Income Accumulation Fund.

        In accordance with SOP 94-4, the investment contracts are stated at contract value, which approximates fair value. The average yield of the contracts for 1996 and 1995 and the crediting interest rate of the contracts as of December 31, 1996 and 1995 are as follows:

                     HOMESTAKE MINING COMPANY SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                    -------



9.      Investments, continued:

                                                 Average Yield                       Crediting Interest Rate
        Insurance Co.    Contract No.       For 1996       For 1995             As of 12/31/96   As of 12/31/95
        -------------    ------------       --------       ---------            ---------------  --------------
        Allstate Life      GA-5530             5.46          5.46                     5.46             5.46
        Crown Life         9005866             4.11          4.03                     3.98             4.04
        John Hancock
           Mutual Life     GAC-7163            5.16          5.16                     5.16             5.16
        Bankers Trust      93-613ALP           5.91          5.76                 Matured 02/96        5.87

Guaranteed investment contracts of Confederation Life Insurance Company have been separated from the Fixed Income Fund into a separate fund, as detailed in
Note 12.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


10. Net Assets Available for Benefits by Investment Type (in thousands):

            At December 31, 1996 and 1995, net assets available for benefits were held in the following participant-designated investment types:


                                              Barclays                  Barclays                Neuberger
                                           Global Investors               Global                 & Berman
                                               Asset                    Investors                Guardian             Templeton
                                              Allocation                 Lifepath                 Trust                Foreign
                                               Fund                       Funds                    Fund                 Fund
                                              ------------             -----------             -------------         ------------
      December 31, 1996:
      -----------------
      ASSETS

      Cash and cash equivalents                        -                         -                        -                  -
                                              -------------       -------------------      -------------------     --------------

      Investments, at fair value:

            Fund investments held by
                   trustee                       $ 9,805                   $ 5,951                $    1,671           $ 1,338
            Common stock of the
                   Company                             -                         -                        -                  -
            Participant loans
                   receivable                          -                         -                        -                  -
                                               ------------       -------------------      -------------------     --------------
                                                   9,805                     5,951                    1,671              1,338

      Investments, at contract value:

            Fund investments held
                   by trustee                          -                         -                        -                  -
                                               -------------       -------------------      -------------------     -------------
                         Total assets              9,805                     5,951                    1,671              1,338

      LIABILITIES

            Amounts due to brokers
            for securities purchased                   -                         -                        -                  -
                                               -------------       -------------------      -------------------     -------------
                        Net assets available
                             for benefits       $  9,805                  $  5,951                 $  1,671            $ 1,338
                                               ==============       ===================      ===================    ============


                                                  Barclays               Barclays                                   Confederation
                                                   Global                 Global                                        Life
                                                 Investors              Investors               Fixed               Guaranteed
                                                  S&P 500              Money Market             Income              Investment
                                                    Fund                  Fund                  Fund                Contracts
                                                ------------       -----------------       -------------           -------------
      December 31, 1996:
      ------------------
      ASSETS

      Cash and cash equivalents                        -                   -                $   12                       -
                                                ------------       -----------------      --------------          --------------

      Investments, at fair value:

            Fund investments held by
                   trustee                       $ 7,989             $ 1,065                11,785                       -
            Common stock of the
                   Company                             -                   -                     -                       -
            Participant loans
                   receivable                          -                   -                     -                       -
                                                 -----------       -----------------      ----------------       ----------------
                                                   7,989               1,065                11,785                       -

      Investments, at contract value:

            Fund investments held
                   by trustee                          -                   -                 5,886                 $ 3,089
                                                 ------------       ----------------      ----------------       ----------------
                         Total assets              7,989               1,065                17,683                   3,089

      LIABILITIES

            Amounts due to brokers
            for securities purchased                   -                   -                     -                       -
                                                -------------       ----------------     -----------------       ----------------
                        Net assets available
                             for benefits        $ 7,989             $ 1,065              $ 17,683                 $ 3,089
                                                =============       ================     ================        ================



                                                  Homestake
                                                    Mining
                                                   Company            Participant           Short Term
                                                    Stock                Loan              Investment
                                                    Fund                 Fund                Account                  Total
                                               --------------         -----------          ------------          --------------
     December 31, 1996:
     ------------------
      ASSETS

      Cash and cash equivalents                   $  289                      -               $   92                $    393
                                              ---------------         -----------         -------------          --------------

      Investments, at fair value:

            Fund investments held by
                   trustee                              -                     -                    -                  39,604
            Common stock of the                                               -
                   Company                         10,548                     -
                                                                                                                      10,548
            Participant loans
                   receivable                           -              $  2,145                    -                   2,145
                                              ---------------        ------------         --------------        ---------------
                                                   10,548                 2,145                    -                  52,297

      Investments, at contract value:

            Fund investments held
                   by trustee                           -                     -                    -                   8,975
                                              ---------------       -------------        ---------------        ---------------
                         Total assets              10,837                 2,145                   92                  61,665
      LIABILITIES

            Amounts due to brokers
            for securities purchased                   51                     -                    -                      51
                                              ----------------      -------------      -------------------     -------------------
                        Net assets available
                             for benefits        $ 10,786              $  2,145              $    92               $  61,614
                                              ================      =============      ===================     ===================

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


10. Net Assets Available for Benefits by Investment Type (in thousands), continued:


                                                                                             Neuberger
                                                Wells Fargo              Wells               & Berman
                                                   Asset                 Fargo               Guardian
                                                 Allocation             Lifepath               Trust
                                                     Fund                Funds                  Fund
                                              -----------------     -----------------    ------------------
 December 31, 1995:
     -----------------
     ASSETS

     Cash and cash equivalents                               -                     -                     -
                                              -----------------     -----------------    ------------------

     Investments, at fair value:

           Fund investments held by
                  trustee                             $  9,761            $    5,046             $   1,416
           Common stock of the
                  Company                                    -                     -                     -
           Participant loans
                  receivable                                 -                     -                     -
                                              -----------------     -----------------    ------------------
                                                         9,761                 5,046                 1,416

     Investments, at contract value:

           Fund investments held
                  by trustee                                 -                     -                     -
                                              -----------------     -----------------    ------------------
                        Total assets                     9,761                 5,046                 1,416

     LIABILITIES

           Amounts due to brokers
           for securities purchased                          -                     -                     -
                                              -----------------     -----------------    ------------------
                       Net assets available
                            for benefits              $  9,761            $    5,046             $   1,416
                                              =================     =================    ==================



                                                                         Wells                                    Confederation
                                                                         Fargo                                        Life
                                                 Templeton             Stagecoach              Fixed               Guaranteed
                                                  Foreign               S&P 500               Income               Investment
                                                     Fund                 Fund                 Fund                 Contracts
                                              -----------------     -----------------    ------------------     ------------------
     December 31, 1995:
     -----------------
     ASSETS

     Cash and cash equivalents                               -                     -              $     11                      -
                                              -----------------     -----------------    ------------------     ------------------

     Investments, at fair value:

           Fund investments held by
                  trustee                              $   400              $  5,941                10,429                      -
           Common stock of the
                  Company                                    -                     -                     -                      -
           Participant loans
                  receivable                                 -                     -                     -                      -
                                              -----------------     -----------------    ------------------     ------------------
                                                           400                 5,941                10,429                      -

     Investments, at contract value:

           Fund investments held
                  by trustee                                 -                     -                 9,486               $  3,091
                                              -----------------     -----------------    ------------------     ------------------
                        Total assets                       400                 5,941                19,926                  3,091

     LIABILITIES

           Amounts due to brokers
           for securities purchased                          -                     -                     1                      -
                                              -----------------     -----------------    ------------------     ------------------
                       Net assets available
                            for benefits                $  400             $   5,941            $   19,925               $  3,091
                                              =================     =================    ==================     ==================



                                                 Homestake
                                                   Mining
                                                  Company             Participant           Short Term
                                                   Stock                  Loan              Investment
                                                    Fund                  Fund                Account                 Total
                                               -----------------    -----------------    ------------------      ----------------
     December 31, 1995:
     -----------------
     ASSETS

     Cash and cash equivalents                        $    576                     -                $  20               $    607
                                              -----------------     -----------------    ------------------     ------------------

     Investments, at fair value:

           Fund investments held by
                  trustee                                    -                     -                     -                 32,993
           Common stock of the
                  Company                               10,029                     -                     -                 10,029
           Participant loans
                  receivable                                 -             $   2,222                     -                  2,222
                                              -----------------     -----------------    ------------------     ------------------
                                                        10,029                 2,222                     -                 45,244
     Investments, at contract value:

           Fund investments held
                  by trustee                                 -                     -                     -                 12,577
                                              -----------------     -----------------    ------------------     ------------------
                        Total assets                    10,605                 2,222                    20                 58,428

     LIABILITIES

           Amounts due to brokers
           for securities purchased                        326                     -                     -                    327
                                              -----------------     -----------------    ------------------     ------------------
                       Net assets available
                            for benefits             $  10,279             $   2,222              $     20             $   58,101
                                              =================     =================    ==================     ==================

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                 (in thousands)





11.  Changes in Net Assets Available for Benefits by Investment Type:

        During the year ended December 31, 1996, changes in net assets available for benefits by participant-designated investment types were as follows:

                                                            Barclays               Barclays           Neuberger
                                                        Global Investors            Global            & Berman
                                                              Asset               Investors           Guardian            Templeton
                                                           Allocation              Lifepath             Trust              Foreign
                                                               Fund                  Funds               Fund                Fund
                                                          -------------       --------------      -------------       -------------
Additions to net assets attributed to:
    Interest and dividends                                         -                     -                 -                   -
    Interest on participants' loans                                -                     -                 -                   -
    Mutual Fund Income                                             -                     -            $   40              $   56
    Net appreciation in the fair value of assets            $  1,061               $   586               214                 104
    Contributions:
        Company, in cash                                         308                   221                60                  45
        Participants, in cash                                    454                   353               102                  77
        Transfers in from other plans                              -                     2                 -                  12
                                                          -------------       --------------      ------------      ---------------
                        Total additions                        1,823                 1,162               416                 294
                                                          -------------       --------------      ------------      ---------------

Deductions from net assets attributed to:
    Net depreciation in the fair value
      of investment                                                -                     -                 -                   -

    Benefits paid to participants                                486                   255                29                   4

    Transfers out to other plans                                   -                     -                 -                   -
                                                          --------------     -----------------    --------------     --------------
                        Total deductions                         486                   255                29                   4
                                                          --------------     -----------------    --------------     --------------
    Interfund transfers                                       (1,293)                   (2)             (132)                648
                                                          --------------     -----------------    --------------     --------------
                        Net increase (decrease)                   44                   905               255                 938
Net assets available for benefits:
    Beginning of year                                          9,761                 5,046             1,416                 400
                                                          --------------     -----------------    --------------     -------------
    End of year                                             $  9,805              $  5,951          $  1,671             $ 1,338
                                                          ==============     =================    ==============     =============

                                                              Barclays           Barclays Global                     Confederation
                                                               Global               Investors                            Life
                                                              Investors               Money            Fixed           Guaranteed
                                                               S&P 500                Market          Income          Investment
                                                                 Fund                  Fund            Fund            Contracts
                                                           -------------     ----------------     ---------------    ------------
Additions to net assets attributed to:
    Interest and dividends                                          -               $    34         $   1,064                    -
    Interest on participants' loans                                 -                     -                 -                    -
    Mutual Fund Income                                        $   269                     -                 -                    -
    Net appreciation in the fair value of assets                1,238                     -                 -                    -
    Contributions:
        Company, in cash                                          304                    14               305                    -
        Participants, in cash                                     458                    54               462                    -
        Transfers in from other plans                               6                    47                 -                    -
                                                          -------------     -----------------      --------------    --------------
                        Total additions                         2,275               $   149         $   1,831
                                                          -------------     -----------------      --------------    --------------

Deductions from net assets attributed to:
    Net depreciation in the fair value
      of investment                                                 -                     -                 -               $    1
    Benefits paid to participants                                 493                   525             1,991                    -
    Transfers out to other plans                                    -                     -                26                    -
                                                          -------------     -----------------    --------------      --------------
                        Total deductions                          493                   525             2,017                    1
                                                          --------------     -----------------    --------------     --------------
    Interfund transfers                                           266                 1,441            (2,056)                  (1)
                                                          --------------     -----------------    --------------     --------------
                        Net increase (decrease)                 2,048                 1,065            (2,242)                  (2)
Net assets available for benefits:
    Beginning of year                                           5,941                     -            19,925                3,091
                                                          --------------     -----------------    --------------     --------------
    End of year                                               $ 7,989              $  1,065          $ 17,683             $  3,089
                                                          ==============    =================    ==============      ==============




                                                              Homestake
                                                               Mining
                                                               Company             Participant       Short Term
                                                                Stock                  Loan          Investment
                                                                 Fund                  Fund            Account              Total
                                                           --------------    ----------------     --------------       ------------
Additions to net assets attributed to:
    Interest and dividends                                   $    129                     -            $    4              $ 1,231
    Interest on participants' loans                                 -                $  201                 -                  201
    Mutual Fund Income                                              -                     -                 -                  365
    Net appreciation in the fair value of assets                    -                     -                 -                3,203
    Contributions:
        Company, in cash                                          192                     -               (36)               1,413
        Participants, in cash                                     367                     -                 -                2,327
        Transfers in from other plans                               6                     -                 -                   73
                                                          --------------     -----------------    --------------      -------------
                        Total additions                           694                   201               (32)               8,813
                                                          --------------     -----------------    --------------      -------------

Deductions from net assets attributed to:
    Net depreciation in the fair value
      of investment                                               605                     -                 -                  606

    Benefits paid to participants                                 599                   166                 2                4,550

    Transfers out to other plans                                  118                     -                 -                  144
                                                           --------------     -----------------    --------------      ------------
                        Total deductions                        1,322                   166                 2                5,300
                                                           --------------     -----------------    --------------      ------------
    Interfund transfers                                         1,135                 (112)               106                    -
                                                           --------------     -----------------    --------------      ------------
                        Net increase (decrease)                   507                  (77)                72                3,513
Net assets available for benefits:
    Beginning of year                                          10,279                 2,222                20               58,101
                                                          ---------------     -----------------    --------------      ------------
    End of year                                              $ 10,786              $  2,145             $  92            $  61,614
                                                          ===============     =================    ==============      ============

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

12.     Confederation Life Guaranteed Investment Contracts:

         Confederation Life Insurance Company (CLIC) was seized by insurance regulators on August 12, 1994, to protect the financial interest of all policyholders. On August 18, 1994, the Plan suspended withdrawals and transfers by participants of amounts in the Plan held by CLIC and froze the value of its CLIC guaranteed investment contracts at their then-current book values (cost plus accrued interest through August 12, 1994). The Plan had not accrued any interest on these contracts since they were frozen. These frozen contracts had been segregated from the Fixed Income Fund into a separate frozen fund.

         A Rehabilitation Plan was submitted to the Michigan state court in July 1996 and it received final approval from the court in November 1996. The Rehabilitation Plan offered several payout options to CLIC guaranteed investment contract holders.

13.      Acceleration of Vesting Percentages:

         Due to the cessation of mining at the McLaughlin mine on June 28, 1996, the employment of a number of Plan participants was terminated during the second quarter of 1996. In accordance with Plan Amendment No. 4, effective January 1, 1996, the vesting percentages of all such McLaughlin participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

14.      Subsequent Events:

         On November 30, 1996 the Company increased its ownership interest in the Pinson mine to 50% and the Company became the operator of the mine. In accordance with the Company undertaking the role of operator, all Pinson employees became eligible for participation in the Plan effective March 1, 1997.

         In March 1997, in connection with the CLIC Rehabilitation Plan discussed above, the Homestake Savings Plan elected an option which provided for payment of the entire balances payable by the end of May 1997. Pursuant to the elected payout, approximately 107% of the August 12, 1994 account balances were returned to the Plan by the end of May 1997.

         The Pension and Welfare Benefits Administration ("PWBA"), a division of the United States Department of Labor, has begun an audit of the Homestake Mining Company Savings Plan related to the purchase and subsequent holding of guaranteed investment contracts issued to the Savings Plan by CLIC. The PWBA asserted that the purchase of one contract in 1991 and subsequent holding of three contracts from 1991 until the present may not have been consistent with the requirements of ERISA, and that one or more Savings Plan fiduciaries may be liable to the Savings Plan for unspecified damages. The investigation is ongoing.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

         14.      Subsequent Events, continued:

                  On May 1, 1997, the Plan added a custom fund, the Homestake PIMCO Total Return Fund, to its investment options. The Fund holds shares of the PIMCO Total Return Fund - Institutional (a mutual fund) and some money market securities. The PIMCO Total Return Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1996

                                                       (c) Description of
                                                      Investment including
              (b) Identity of                          Maturity Date, Rate
             Issuer, Borrower,                            of Interest,                                      (e) Current
                  Lessor, or                              Collateral, Par                     (d) Cost         Value
(a)             Similar Party                         or Maturity Value                   (in thousands)  (in thousands)
---          ------------------                      ---------------------                --------------  --------------

    Allstate Life Insurance Company      GIC (maturing 11/12/98, 5.46%)                        $  2,015       $  2,015
    Crown Life Insurance Company         GIC (maturing 03/03/98, 3.98%)                             702            702
    John Hancock Mutual Life
                   Insurance Company     GIC (maturing 06/30/98, 5.16%)                           3,169          3,169
*   Barclays Global Investors            Barclays Global Investors Income Accumulation
                                                   Fund (896,862 units)                          11,827         11,785
    Confederation Life Insurance         GIC (frozen 08/18/94, originally maturing
                   Company                         01/02/95, 8.70%)                               1,051          1,051
                                         GIC (frozen 08/18/94, originally maturing
                                                   07/24/95, 9.14%)                               1,004          1,004
                                         GIC (frozen 08/18/94, originally maturing
                                                   03/15/96, 8.54%)                               1,034          1,034
*   Barclays Global Investors            Barclays Global Investors Asset Allocation Fund
                                                   (455,816 units)                                8,008          9,805
                                         Barclays Global Investors Lifepath 2000 Fund
                                                   (144,837 units)                                1,652          1,750
                                         Barclays Global Investors Lifepath 2010 Fund
                                                   (107,619 units)                                1,293          1,416
                                         Barclays Global Investors Lifepath 2020 Fund
                                                   (112,762 units)                                1,409          1,573
                                         Barclays Global Investors Lifepath 2030 Fund
                                                   (39,475 units)                                   505            571
                                         Barclays Global Investors Lifepath 2040 Fund
                                                   (42,168 units)                                   560            641
                                         Barclays Global Investors S&P 500 Stock Fund
                                                   (502,128 units)                                6,906          7,989
                                         Barclays Global Investors Money  Market Fund
                                                   (1,064,698 units)                              1,065          1,065
*   Barclays Global Investors            Homestake Mining Company Stock Fund
                                                   (1,651,940 units)                             12,192         10,548
    Neuberger & Berman Management, Inc.  Neuberger & Berman Guardian Trust
                                                   (105,276 units)                                1,480          1,671
    Franklin Templeton Distributors,     Templeton Foreign Fund
    Inc.
                                                   (129,175 units)                                1,244          1,338
*   Participant notes                    Repayable over a term of up to five
                                                   years at an interest rate set
                                                   at the time of issue of the loan.
                                                   Rate during 1996 ranged from
                                                   6.9% to 12.3%                                  2,145          2,145

*  Represents parties-in-interest to Plan
Note:  GIC has been used above as an abbreviation for Guaranteed Investment Contract.

                      HOMESTAKE MINING COMPANY SAVINGS PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1996
                                 (in thousands)


                             (b) Description of Assets
(a) Identity of              (Include Interest Rate and                       (c) Purchase      (d) Selling        (e) Lease
Party Involved               Maturity in Case of a Loan)                          Price             Price             Rental
--------------               ---------------------------                       ------------      -----------        ----------
Barclays Global Investors    Homestake Mining Company Stock Fund                   $ 10,205                -                 -
                                                                                          -          $12,702                 -

Barclays Global Investors    Fixed Income Fund                                       17,803                -                 -
                                                                                          -           16,920                 -




                                                                                                        (h) Current
                                                                       (f) Expenses                     Value of         (i) Net
                             (b) Description of Assets                 Incurred                         Asset on          Gain
(a) Identity of              (Include Interest Rate and                  with          (g) Cost       Transaction          or
Party Involved                Maturity in Case of a Loan)              Transaction      of Asset         Date             (Loss)
-------------------------    ---------------------------               ------------    ---------      -----------       ---------
Barclays Global Investors     Homestake Mining Company Stock Fund          -                 -                -               -
                                                                           -           $12,713          $12,702          $  (11)
Barclays Global Investors     Fixed Income Fund                            -                 -                -               -
                                                                           -            16,357           16,920             563